Exhibit 99.1

PRESS RELEASE – July 19, 2011

All amounts expressed in US$ unless otherwise indicated

Barrick Completes Compulsory Acquisition of Equinox Shares

Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick” or “the Company”) and its wholly-owned subsidiary, Barrick Canada Inc. (the “Offeror”), announced today that it has acquired the remaining 32,016,675 common shares (the “Equinox Shares”) of Equinox Minerals Limited (TSX: EQN) (ASX: EQN) (“Equinox”) not already owned by Barrick or its affiliates, representing approximately 4% of the outstanding Equinox Shares on a fully-diluted basis, pursuant to a previously announced compulsory acquisition under the Canada Business Corporations Act. As a result of such acquisition, Barrick and its affiliates now collectively own 879,495,876 Equinox Shares, representing 100% of the outstanding Equinox Shares on a fully diluted basis.

It is anticipated that the Equinox Shares will be delisted from the Toronto Stock Exchange (“TSX”) at the close of business (Toronto time) on July 20, 2011 and that the CHESS Depositary Interests representing the Equinox Shares will be delisted from the Australian Securities Exchange (“ASX”) at the close of business (Sydney time) on July 21, 2011. The Offeror intends to cause Equinox to apply to the relevant securities commissions for it to cease to be a reporting issuer in all applicable jurisdictions in Canada following the delisting from the TSX and ASX.

The Offeror is a wholly-owned subsidiary of Barrick. Its registered office is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Ontario, M5J 2S1. To obtain a copy of the report filed with the Canadian securities regulatory authorities relating to the compulsory acquisition by the Offeror of the remaining Equinox Shares, contact the individuals listed below.

BARRICK INVESTOR CONTACT:	BARRICK MEDIA CONTACT:
Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	Andy Lloyd Senior Manager, Communications Tel: (416) 307-7414 Email: alloyd@barrick.com

BARRICK GOLD	1	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the ability of the Company to complete or successfully integrate an announced acquisition; and legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

BARRICK GOLD	2	PRESS RELEASE